October 6, 2021

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 10:00am on 10/06/21

Enclosure

[1] See Attachement for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

- See Exhibit F Cover Sheet for additional details regarding changes to our Agreements

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/06/21**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

21009215

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/06/21 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 10:00am on 10/06/21] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Australian Trading Permit Holder Supplemental Application Form: original document

Cboe Exchange, Inc.
Australian Trading Permit Holder
Supplemental Application Form

The business organization referenced below ("Organization") represents and warrants to Cboe Exchange, Inc. ("Cboe Options") that as of the date of the Organization's application for a Trading Permit and on each day thereafter until the Organization's Trading Permit is terminated:

□ the Organization:

(a) holds an Australian financial services license that permits trade in products of the same kind as those that can be dealt with on Cboe Options; or

(b) is exempt under Australian law from the requirement to hold an Australian financial services license in relation to participation on Cboe Options.

□ in respect of any individual's personal information that the Organization will be disclosing to Cboe Options, the Organization will:

(a) inform the individual that their personal information will be provided to the Cboe Options;
(b) provide the individual a copy of Cboe Options' privacy policy found at https://markets.cboe.com/privacy; and
(c) obtain the consent of the individual for their personal information to be disclosed to Cboe Options,

prior to disclosing such personal information to Cboe Options. For these purposes, "personal information" and "individual" have the definitions prescribed in the Australian Privacy Act 1988.

The Organization further agrees that:

If the Organization acts as a broker and desires to send orders to Cboe Options on behalf of customers:

□ Before the Organization accepts the first order from a customer in Australia to transact in a Cboe Options product, the Organization will disclose to the customer the significant differences between trading derivatives on Cboe Options and trading derivatives on an Australian-based market. The matters that must be disclosed include, but are not limited to the following:

(a) Cboe Options' principal place of business is located in the United States of America;

(b) Cboe Options is regulated primarily under the regulatory regime of the U.S. Securities and Exchange Commission (SEC) located in United States of America;

(c) the rights and remedies of, and compensation arrangements for, investors who acquire products offered on Cboe Options may differ from the rights and remedies of, and compensation arrangements for, investors who acquire products offered on an Australian-based market; and

(d) Australian investors who acquire products offered on Cboe Options may be subject to the effects of changes in currency exchange rates.

The Organization will notify Cboe Options as soon as practicable if:

- □ the Organization's Australian financial services license is suspended or cancelled; or
- □ the Organization's permission to trade in products dealt with on Cboe Options is suspended or cancelled.

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Name of Organization

____
Signature of Authorized Signatory

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Name of Authorized Signatory

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Title of Authorized Signatory

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Date